SUTCLIFFE RESOURCES LTD.
Management’s Discussion & Analysis
For the second quarter ended June 30, 2005
Form 51-102F1 as at August 22, 2005

DESCRIPTION OF BUSINESS

The Company is engaged in the business of pursuing, acquiring and developing mineral exploration projects. The Company has acquired options to purchase a 50% interest in the Harrison Lake Nickel Copper Project and a 100% interest in the Beale Lake Property, both located in British Columbia. Other exploration properties and projects, both in Canada as well as international, are also being considered. A prospectus offering was recently completed raising a net amount of approximately $2,000,000 which will allow the Company to finance the preliminary work programs on both these properties.

The Beale Lake Project in north western British Columbia, 60 km southeast of Cassiar is a recently identified intrusion-related gold prospect with significant anomalous geochemical values of gold and copper in quartz veins and breccia associated with a Cretaceous intrusive. The target is a multimillion ounce type deposit similar to those in the Tintina Gold belt in the adjacent state of Alaska. The Company has initiated a multi-phase program this summer involving geological mapping and geophysical surveying, to be followed by diamond drilling in the fall.

The Harrison Lake Project located in southwestern British Columbia 130 km east of Vancouver is an advanced exploration stage copper nickel platinum group target with significant geophysical and anomalous geochemical signatures associated with a 60 km long belt. Field work during the past three years has outlined a similar geological environment and identified some similar regional geophysical zones to that found at the B.C. Nickel Mine which is located on the southeast end of this belt. Using data from the airborne geophysical survey completed in 2004, the Company has identified 15 high priority targets associated with both the ultramafic and schist rocks on the property. Detailed geological mapping and geophysical surveying has started, with diamond drilling to follow in the fall of 2005.

OPERATIONS AND EXPENDITURES

During the second quarter ended June 30, 2005, field programs for both the Beale Lake and Harrison Lake projects were initiated. Both programs will involve geological mapping and geophysical surveying to be followed by diamond drilling.

SUMMARY OF QUARTERLY RESULTS

	2005		2004				2003
	Jun 30 $	Mar 31 $	Dec 31 $	Sep 30 $	Jun 30 $	Mar 31 $	Dec 31 $	Sep 30 $

Total revenue	nil	nil	nil	nil	nil	nil	nil	nil
Gen & Adm Exp.	177,188	46,452	16,806	27,610	10,688	15,527	42,159	9,954
Stock-based Comp	nil	nil	nil	nil	nil	nil	122,500	nil
Loss	(177,188)	(46,452)	(16,806)	(27,610)	(10,688)	(15,527)	(164,659	(9,954)
Net Loss	(177,188)	(46,452)	(49,018)	(30,610)	(10,688)	(15,527)	(164,659	(9,954)
Loss/share	(0.0137)	(0.0040)	(0.0042)	(0.0026)	(0.0009)	(0.0062)	(0.0683	(0.0041)
Def Min Prop Costs	72,588	43,511	140,051	32,496	37,098	18,450	60,560	20,000
Total Assets	2,302,417	490,281	472,366	316,812	337,192	268,251	263,838	142,381

GENERAL AND ADMINISTRATIVE EXPENSES

	3 months ended	3 months ended
	Jun 30, 2005	Jun 30, 2004

Professional fees	$31,249	$-
Consulting	16,308	-
Management and administration fees	7,500	7,500
Financing fees	53,874	-
Office, rent & supplies	9,717	-
Investor relations and communications	324	-
Regulatory and transfer agent fees	29,830	2,557
Automotive and travel	450	564
Interest on demand loans	27,647	-
Bank charges and interest (net)	289	67
Total general and administrative expenses
for the quarter	$177,188	$10,688

The administrative expenditures made during the quarter were indicative of the Company’s activities after completion of its public offering. Expenditures in most categories reflected the costs involved in the preparation of materials for and the successful completion of funding. The categories of professional fees, consulting, financing fees, regulatory and transfer fees and interest on demand loans are all much higher compared to the previous fiscal period due to the ancillary costs of the prospectus financing and also a result of the requirement for additional working capital funding due to the delays in completing the prospectus financing.

RELATED PARTY TRANSACTIONS

For the second quarter ended June 30, 2005, management fees charged by a company controlled by a director totaled $7,500.

LIQUIDITY AND SOLVENCY

The Company had working capital for the second quarter ending June 30, 2005 of $1,404,312 compared to a deficiency of $337,252 for the year ended December 31, 2004. The continued operations of the Company are dependent upon its ability to raise adequate financing. To this end the Company will be seeking future funding through private placement offerings as well as the exercise of outstanding share purchase warrants to maintain adequate working capital and to raise funds for exploration expenditures.

	Jun 30, 2005	Jun 30, 2004

Working Capital (Deficiency)	$1,404,312	$(108,773)

Deficit	$(6,079,422)	$(5,776,154)

There have been no changes in accounting policies and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize financial or other instruments in its operations.

CAPITALIZED EXPLORATION AND DEVELOPMENT COSTS

	Beale Lake $	Harrison $	Total $

Balance, December 31, 2004	112,673	245,007	357,680

Property Acquisition Costs (cash)	30,000	-	30,000
Property Acquisition Costs (shares)	37,500	30,000	67,500
Assays and Reports	2,023	300	2,323
Equipment Rental and Supplies	-	5,573	5,573
Field Personnel	-	2,520	2,520
Geophysical Survey	-	8,183	8,183

Net Mineral Interest Costs for the Period	69,523	46,576	116,099

Balance, June 30, 2005	182,196	291,583	473,779

DISCLOSURE OF OUTSTANDING SHARE DATA as of August 22, 2005

Share Capital Authorized – unlimited common shares

Share Capital Issued – 22,000,900

Shares held in escrow
     -      3,304,800

Options Outstanding
     -     4,350,000 exercisable for 4,350,000 common shares at $0.25 per share

Warrants Outstanding
     -     6,771,400 warrants exercisable for 6,771,400 common shares at $0.25 per share
     -     4,850,000 warrants exercisable for 4,850,000 common shares at $0.35 per share
     -     1,104,000 agent’s warrants exercisable for 1,104,000 common shares at $0.25 per share